UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Akebia Therapeutics, Inc.
(Name of Issuer)

Common Stock, $0.00001 par value
(Title of Class of Securities)

00972D105
(CUSIP Number)

December 31, 2014
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐                      Rule 13d-1(b)

☒                      Rule 13d-1(c)

☐                      Rule 13d-1(d)

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00972D105

1	NAME OF REPORTING PERSONS Venture Investors Early Stage Fund IV Limited Partnership
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) Not Applicable		(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,150,092
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,150,092
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,150,092
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.7%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 00972D105

1	NAME OF REPORTING PERSONS Venture Investors LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) Not Applicable		(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Wisconsin
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,150,092
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,150,092
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,150,092 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.7%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	Represents shares beneficially owned by Venture Investors Early Stage Fund IV Limited Partnership.

CUSIP No. 00972D105

1	NAME OF REPORTING PERSONS VIESF IV GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) Not Applicable		(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,150,092
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,150,092
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,150,092 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.7%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	Represents shares beneficially owned by Venture Investors Early Stage Fund IV Limited Partnership

CUSIP No. 00972D105

Item 1(a).	Name of Issuer:

Akebia Therapeutics, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

245 First Street, Suite 1100, Cambridge, MA  02142

Item 2(a).	Name of Persons Filing:

The persons filing this Schedule 13G (the “Reporting Persons”) are: Venture Investors Early Stage Fund IV Limited Partnership; Venture Investors LLC, the fund manager for Venture Investors Early Stage Fund IV Limited Partnership and VIESF IV GP LLC, the general partner of Venture Investors Early Stage Fund IV Limited Partnership.

The joint filing agreement of the Reporting Persons is attached as Exhibit 1 to this Schedule 13G.

Item 2(b).	Address of Principal Business Office or, if none, Residence:

The business address for the Reporting Persons is 505 South Rosa Road, Suite 201, Madison, Wisconsin 53719.

Item 2(c).	Citizenship:

Venture Investors Early Stage Fund IV Limited Partnership is a Delaware limited partnership.

Venture Investors LLC is a Wisconsin limited liability company.

VIESF IV GP LLC is a Delaware limited liability company.

Item 2(d).	Title of Class of Securities:

Common Stock, $0.00001 par value

Item 2(e).	CUSIP Number:

00972D105

Item 3.	If this statement is filed pursuant to sections 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

N/A

CUSIP No. 00972D105

Item 4.                         Ownership:

The following list sets forth the aggregate number and percentage (based on 20,340,805 shares of Common Stock outstanding as of October 31, 2014 as reported in the Issuer’s Form 10-Q, as filed on November 10, 2014) of outstanding shares of common stock owned beneficially by the Reporting Persons:

Venture Investors Early Stage Fund IV Limited Partnership

(a)	Amount Beneficially Owned: 1,150,092

(b)	Percent of Class: 5.7%

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: 0

(ii)	shared power to vote or to direct the vote: 1,150,092

(iii)	sole power to dispose or to direct the disposition of: 0

(iv)	shared power to dispose or to direct the disposition of: 1,150,092

VIESF IV GP LLC

(a)	Amount Beneficially Owned: 1,150,092

(b)	Percent of Class: 5.7%

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: 0

(ii)	shared power to vote or to direct the vote: 1,150,092

(iii)	sole power to dispose or to direct the disposition of: 0

(iv)	shared power to dispose or to direct the disposition of: 1,150,092

The amount beneficially owned consists of 1,150,092 shares of common stock held by Venture Investors Early Stage Fund IV Limited Partnership.  VIESF IV GP LLC, as the general partner of Venture Investors Early Stage Fund IV Limited Partnership, may be deemed to share voting and dispositive power with regard to the shares of Common Stock held by Venture Investors Early Stage Fund IV Limited Partnership.  VIESF IV GP LLC is under the control of John Neis, Paul M. Weiss, Scott Button, George Arida, James R. Adox, Loren G. Peterson and Venture Investors Southwest LLC (the “Members”).  However, action by VIESF IV GP LLC requires majority consent by the Members, including voting and investment decisions by VIESF IV GP LLC regarding securities held by Venture Investors Early Stage Fund IV Limited Partnership.  So, the Members apply the rule commonly known as the “Rule of Three,” and thus does not deem themselves to have voting or investment control of securities held by Venture Investors Early Stage Fund IV Limited Partnership.

CUSIP No. 00972D105

Venture Investors LLC

(a)	Amount Beneficially Owned: 1,150,092

(b)	Percent of Class: 5.7%

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: 0

(ii)	shared power to vote or to direct the vote: 1,150,092

(iii)	sole power to dispose or to direct the disposition of: 0

(iv)	shared power to dispose or to direct the disposition of: 1,150,092

The amount beneficially owned consists of 1,150,092 shares of common stock held by Venture Investors Early Stage Fund IV Limited Partnership.  Venture Investors LLC, as the investment advisor to Venture Investors Early Stage Fund IV Limited Partnership, may be deemed to share voting and dispositive power with regard to the shares of Common Stock held by Venture Investors Early Stage Fund IV Limited Partnership.

Item 5.                         Ownership of Five Percent or Less of a Class:

N/A

Item 6.                         Ownership of More than Five Percent on Behalf of Another Person:

N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

N/A

Item 8.                         Identification and Classification of Members of the Group:

N/A

Item 9.                         Notice of Dissolution of Group:

N/A

CUSIP No. 00972D105

Item 10.                         Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 00972D105

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 6, 2015

VENTURE INVESTORS EARLY STAGE FUND IV LIMITED PARTNERSHIP By: VIESF IV GP LLC General Partner By: /s/ Loren G. Peterson Loren G. Peterson Managing Director and CFO
VENTURE INVESTORS LLC By: /s/ Loren G. Peterson Loren G. Peterson Managing Director and CFO
VIESF IV GP LLC By: /s/ Loren G. Peterson Loren G. Peterson Managing Director and CFO